Mail Stop 4561

October 25, 2007

Ms. Kate Blankenship
Director and Secretary
Calpetro Tankers (Bahamas III) Limited
Mareva House
4 George Street
P. O. Box N-3937
Nassau, Bahamas

> **Re:** **Calpetro Tankers (Bahamas III) Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 033-79220-03**

Dear Ms. Blankenship:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006:

Item 19 – Exhibits

1. We note your disclosure in Item 4 regarding the termination of the bareboat charter agreement with Chevron and the prepaid charter agreement with Front Voyager, Inc. Please amend your Form 20-F to file the charter agreement with Front Voyager, Inc. Refer to the instructions for Item 19(4) of Form 20-F.

2. As a related matter, please ensure that you file updated certifications from your officers with your amended Form 20-F.

Consolidated Financial Statements

Note 4 – Leases

3. Please provide us with a comprehensive analysis describing how you determined that the charter lease agreement with Front Voyager, Inc. should be accounted for as an operating lease. Refer to paragraphs 5 – 7 of SFAS 13, as amended, and include the following in your analysis:

    - describe your basis for how you define the lease term;
    - how you evaluated the lease against the criteria in paragraph 7 of SFAS 13, as amended; and
    - how the charter agreement terms described in financial statement Note 12 impacted your analysis.

                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief